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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/09___
                      MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

OVERLOOK CAPITAL LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 58th Street, Suite 2501
(No. and Street)

New York	**New York**	**10155**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Mazlish   **(212) 792-6675**
                                                                         (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   [X] Certified Public Accountant
   [ ] Public Accountant
   [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Bryan Mazlish**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Overlook Capital, L.L.C.** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Managing Member
Title

Subscribed and sworn to before me this

____26th____ day of ___February___ ,2010

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Overlook Capital LLC

We have audited the accompanying statement of financial condition of Overlook Capital LLC (the "Company") as of December 31, 2009, that you are filing pursuant to Rule17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Overlook Capital LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 26, 2010

OVERLOOK CAPITAL LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash	$	63,987
Receivable from broker-dealer		14,053,508
Securities owned, at fair value		10,064,673
Furniture and computer equipment (net of accumulated depreciation of $66,225)		73,564
Other assets		10,100
	$	24,265,832

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	9,300,981
Accounts payable and accrued expenses		35,400
		9,336,381
Members' equity		14,929,451
	$	24,265,832

See accompanying notes.

OVERLOOK CAPITAL LLC

Notes to Statement of Financial Condition

December 31, 2009

---

1. **Organization and Business**

   Overlook Capital LLC (the "Company"), a New York limited liability company, was organized on June 8, 2005 and commenced trading operations in July 2006. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

   Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157.

   Depreciation
   Depreciation of furniture and computer equipment is computed using straight line method for both financial reporting and income tax purposes.

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

   Use of Estimates
   The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. **Clearing Agreement**

   The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the limited partnership interest of GSEC. The Company's investment in GSEC is reflected in other assets in the statement of financial condition. Under the rules of the Securities and Exchange Commission, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of its limited partnership interest.

OVERLOOK CAPITAL LLC

Notes to Statement of Financial Condition, Continued

December 31, 2009

---

4. **Off-Balance Sheet Risk,**

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. **Credit Concentration**

At December 31, 2009, a significant credit concentration consisted of approximately $14.8 million, representing the fair value of the Company's trading accounts carried by its clearing broker, Goldman Sachs Execution & Clearing, L.P. Management does not consider any credit risk associated with this receivable to be significant.

6. **Fair Value Disclosure**

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

OVERLOOK CAPITAL LLC

Notes to Statement of Financial Condition, Continued

December 31, 2009

---

6.   **Fair Value Disclosure, continued**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	
	Assets	**Liabilities**
	Securities Owned	**Securities Sold, Not Yet Purchased**
Stocks	$ 10,064,673	$ 9,300,981

At December 31, 2009, the Company did not have any level 2 or level 3 investments.

7.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and $\frac{2}{3}$ % of "aggregate indebtedness", as defined.

At December 31, 2009, the Company had net capital and net capital requirements of $12,366,332 and $100,000, respectively.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	**OVERLOOK CAPITAL LLC**	as of <u>December 31, 2009</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)		$ 14,929,451	[3480]
2.	Deduct: Ownership equity not allowable for net capital			[3490]
3.	Total ownership equity qualified for net capital		$ 14,929,451	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable subordinated liabilities			[3525]
5.	Total capital and allowable subordinated liabilities		$ 14,929,451	[3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (see below)	$ 83,664 [3540]		
	1. Additional charges for customers' and non-customers' security accounts	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
	B. Aged fail-to-deliver	[3570]		
	1. Number of items	[3450]		
	C. Aged short security differences- less reserved of	[3460]	[3580]	
	2. Number of items	[3470]		
	D. Secured demand note deficiency	[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges	[3600]		
	F. Other deductions and/or charges	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)	[3615]		
	H. Total deduction and/or charges		$ (83,664)	[3620]
7.	Other additions and/or allowable credits (List)			[3630]
8.	Net Capital before haircuts on securities positions		$ 14,845,787	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	[3670]		
	C. Trading and Investment securities			
	1. Bankers' acceptance, certificates of deposit, and commercial paper	[3680]		
	2. U.S. and Canadian government obligations	[3690]		
	3. State and municipal government obligations	[3700]		
	4. Corporate obligations	[3710]		
	5. Stocks and warrants	[3720]		
	6. Options	[3730]		
	7. Arbitrage	[3732]		
	8. Other securities	$ 2,479,455 [3734]		
	D. Undue concentration	[3650]		
	E. Other (List)	[3736]	$ (2,479,455)	[3740]
10.	Net Capital		$ 12,366,332	[3750]
			OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Fixed assets, net	$	73,564
Other assets		10,100
	$	83,664

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

| BROKER OR DEALER: | **OVERLOOK CAPITAL LLC** | as of **December 31, 2009** |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	2,360	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,00	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,00	[3760]
14.	Excess net capital (line 10 less 13)	$	12,266,332	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	12,362,792	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	35,400	[3790]
17.	Add: A. Drafts for immediate credit _____ [3800] B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810] C. Other unrecorded amounts (List) _____ [3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	35,400	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3880]
24.	Net capital requirement (greater of line 22 or 23)	$		[3760]
25.	Excess net capital (line 10 less 24)	$		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		-	[3851]
27.	Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

OVERLOOK CAPITAL LLC

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3a**

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

OVERLOOK CAPITAL LLC

**Computation for Determination of PAIB Reserve Requirements
Pursuant to Rule 15c3-3**

December 31, 2009

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2009 and does not have any PAIB accounts.

OVERLOOK CAPITAL LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
Overlook Capital LLC

In planning and performing our audit of the financial statements of Overlook Capital LLC (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 26, 2010

OVERLOOK CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009
<u>AVAILABLE FOR PUBLIC INSPECTION</u>

OVERLOOK CAPITAL, L.L.C.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)

Period Ended December 31, 2009



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Overlook Capital, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Overlook Capital, L.L.C. (the "Company") and the Securities and Exchange Commission, Philadelphia Stock Exchange, and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [Insert description of supporting schedules and working papers] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chicago, Illinois
February 26, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending December 31, 20 09

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(28-REV 3/09)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year
(item 2e from page 2 but not less than $150 minimum) .... $ 3,715

    1. Less payment of $150 made with SIPC-4 made in January, February or March 2009
(For all fiscal year ends except January, February, or March)
1/5/09
Date Paid .... (150)

    2. Assessment balance due 3,565

  B. Interest computed on late payment (see instruction E) for _____ days at 20% per annum .... —

  C. Total assessment and interest due .... $ 3,565

  D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) .... $ 3,565

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 24 day of July , 20 09 .

Outlook Captl LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Member
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 6/30, 2009

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,859,960

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

1,130,220

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income

$ 243,632

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)

$

Enter the greater of line (i) or (ii)

243,632

Total deductions

1,373,852

2d. SIPC Net Operating Revenues

$ 1,486,108

2e. General Assessment @ .0025

$ 3,715

(to page 1 but not less than $150 minimum)

2

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _4,754_

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_3,715_)

   11/5/09, 7/24/09
   Date Paid

   C. Less prior overpayment applied   (~~534~~ 0)

   D. Assessment balance due or (overpayment)   _1,039_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1,039_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _1,039_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Overlook Capital LLC
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the _11_ day of _January_ , 20 _10_ .

Managing Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Decembr 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,309,317

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

   Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,953,747

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 453,859

   (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

   Enter the greater of line (i) or (ii) 453,859

   Total deductions 2,407,616

2d. SIPC Net Operating Revenues $ 1,901,701

2e. General Assessment @ .0025 $ 4,754

(to page 1 but not less than $150 minimum)

2